UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. ________)*

SonomaWest Holdings, Inc.
(Name of Subject Company (Issuer))

 Stapleton Acquisition Company
(Name of Filing Person (Offeror))

Common Stock, No Par Value Per Share
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
4643 S. Ulster St., 8th Floor
Denver, CO 80237
United States of America
(720) 228-4131

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications On Behalf of Filing Person)

 Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.

Exhibit Number	Description

99.1	Press Release, dated October 1, 2008

 Exhibit 99.1

Contact:        Walker Roberts Stapleton  (720) 228-4131

Headline: Stapleton Acquisition Company Announces Delay in Commencing Tender Offer

DENVER, COLORADO, October 1, 2008 /PRNewswire/ -- Stapleton Acquisition Company (“SAC”), which owns a 45.5% stake in SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”), announced today that in light of current uncertainties in the credit markets, it believes that it will delay commencing its proposed tender offer to purchase for cash all of the outstanding shares of the Company’s common stock not owned by SAC at a purchase price of $9.30 per share in cash.  SAC is currently assessing its options with respect to the financing of the proposed tender offer, including the terms of anticipated financing from JPMorgan Chase Bank, N.A., and believes that financing the offer on acceptable terms may prove challenging until credit markets stabilize.  SAC will notify the Company when it has determined whether financing for the proposed offer is likely to be available on acceptable terms.

The possible tender offer described in this announcement has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  If the tender offer commences, it will be made only through a tender offer statement and related documents that will be filed with the Securities and Exchange Commission (“SEC”), and available free of charge on the SEC’s website at www.sec.gov, when they become available.  You are advised to read the tender offer statement and the related documents if and when they become available because they will contain important information about the tender offer.

Statements in this press release that relate to the tender offer are forward-looking statements.  These statements are based on SAC’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied.  This uncertainty and other factors could cause actual results to differ materially from the expectations described in the forward-looking statements.